Ex99.17

ACQUISITION BY FORBES & MANHATTAN INC. OF COMMON SHARES AND WARRANTS IN
ROUTEMASTER CAPITAL INC.

For Immediate Release
July 24, 2020 (Toronto, Ontario) –
Pursuant to a private placement transaction that closed on June 26, 2020, with final approval received from the TSX Venture Exchange on July 23, 2020 (the “Offering”), Forbes & Manhattan Inc. (the “Acquiror”) purchased 5,275,989 units of Routemaster Capital Inc. (the “Issuer”) (each, a “Unit”) at a price of $0.03 per Unit for a total acquisition cost of $158,279.67. Each Unit was comprised of a common share of the Issuer (a “Common Share”) and a half warrant (each whole warrant, a “Warrant”), with each Warrant exercisable to acquire one Common Share at a price of $0.05 at any time prior to June 26, 2022. Immediately, after the Offering, the Acquiror owned 11,582,746 Common Shares of the Issuer which represented 28.14% of the issued and outstanding Common Shares. As a result of this transaction, F&M’s ownership has increased by 5,275,989 Common Shares to 16,858,735 common shares, which represents 27.56% of the issued and outstanding common shares on an undiluted basis and 27.40% on a diluted basis.
The Acquiror acquired the Units, Common Shares and Warrants for investment purposes. It may acquire additional securities of the Issuer in the future or may dispose of securities of the Issuer.
For more information, or for a copy of the report filed under applicable securities laws by the Acquiror in connection with the transactions referred to in this press release, please contact the Acquiror at 416 861 2267.

The address of the Acquiror is Forbes & Manhattan Inc.
65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5